Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. dollars

	As at	As at
	July 31,	April 30,
ASSETS	2006	2006
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$908	$1,757
Temporary Investments (Note 4)	13,256	14,620
Bullion (Note 5)	788	533
Receivables	358	166
Production inventory	481	278
	15,791	17,354
Property, Plant and Equipment (Note 6)	4,307	4,307
Closure Fund (Note 7)	3,278	3,248
	$23,376	$24,909

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$907	$882
Accrued closure costs - current portion (Note 9)	116	143
	1,023	1,025
Accrued Closure Costs (Note 9)	1,843	1,849
	2,866	2,874

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)
Authorized:
unlimited common shares without par value
Issued and fully paid:
106,701,960 shares outstanding (105,590,960 @ Apr.30/06)	74,582	74,178
Contributed Surplus - Statement attached	1,298	1,181
Deficit - Statement attached	(55,370)	(53,324)
	20,510	22,035
	$23,376	$24,909

APPROVED BY THE BOARD OF DIRECTORS:

“Catherine McLeod-Seltzer”	, Director
“Thomas C. Shrake”	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Income (Loss)
(Prepared by Management)
In thousands of U.S. dollars, except for per share amounts
(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2006	2005
Revenue
Sales	$1,610	$1,718

Cost of Sales
Operating costs	966	904
Depreciation, depletion and amortization	4	5
	970	909
Mine Operating Income	640	809

Expenses (Income)
Exploration
- direct	2,174	1,090
- stock-based compensation (Note 10)	11	15
General and administrative
- direct	413	226
- stock-based compensation (Note 10)	106	63
Foreign exchange	152	(26)
Interest income	(170)	(32)
	2,686	1,336
Loss Before Unusual Item	(2,046)	(527)
Recovery of Investment In Andacollo Mine (Note 1 & 13(b))	-	1,046
Income (Loss) for the Period	$(2,046)	$519

Income (Loss) Per Share - Basic and Diluted	$(0.02)	$0.01
Weighted average shares outstanding during the period	105,962,064	80,991,293

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders' Equity
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2006	105,590,960	$74,178	$1,181	$(53,324)	$22,035
Shares issued for cash –
options exercised	959,000	293	-	-	293
Shares issued for services	152,000	111			111
Stock-based compensation	-	-	117	-	117
Income for the period	-	-	-	(2,046)	(2,046)

Balance – July 31, 2006	106,701,960	$74,582	$1,298	$(55,370)	$20,510

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2006	2005
Operating Activities
Income (Loss) for the period	$(2,046)	$519
Adjustment to reconcile income (loss) to cash flow provided by operations:
Depletion, depreciation and amortization	8	5
Stock-based compensation	117	78
Stock issued for services	111
Net interest earned on sinking fund	(30)	(29)
	(1,840)	573
Accounts payable and accrued liabilities	24	(525)
Closure cost expenditures	(33)	(31)
Inventories	(458)	(122)
Receivables	(191)	47
Cash Flow Used for Operating Activities	(2,498)	(58)
Investing Activities
Temporary investment reductions	1,364	42
Purchase of property, plant and equipment	(8)	(13)
Cash Flow Provided By Investing Activities	1,356	29
Financing Activities
Shares issued for cash, net of issuance cost	293	257
Cash Flow Provided By Financing Activities	293	257

Net Increase (decrease) in Cash and Cash Equivalents	(849)	228
Cash and cash equivalents - Beginning of period	1,757	426
Cash and Cash Equivalents - End of Period	$908	$654

Supplementary Schedule of Non-cash Transactions:
Shares issued for services	$111	$-
Stock-based compensation	$117	$78

- See Accompanying Notes –

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.	Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in other mineral claims in El Salvador, Chile and Argentina.

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada.

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III, International Pacific Rim S.A. and Pacific Rim Chile Limitada.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2006.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2006 (the “Annual Report”).

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment in Andacollo Mine”.

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company’s annual report.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, temporary investments (Note 4), bullion (Note 5), receivables, closure fund, accounts payable, and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

4.	Temporary Investments

	July 31,	April 30,
	2006	2006
Guaranteed Investment Certificate *	$13,256	$14,620
Maturity date	April 3, 2007	April 3, 2007
Interest Rate per annum	3.9%	3.6%

* The guaranteed investment certificates, guaranteed by a large North American banking institution are callable on demand and pay interest on all amounts invested for more than thirty days.

5.	Bullion

	July 31, 2006		April 30, 2006
	Gold	Silver	Gold	Silver
Ounces at refinery	1,677	38,796	1,200	11,929
Market value per ounce ($/oz.)	$634.50	$11.50	$652	$13.50
Market value	$1,064	$446	$782	$161
Total market value	$ 1,510		$ 943
Valuation – lower of cost and market	$ 788		$ 533

6.	Property, Plant and Equipment

	July 31,	April 30,
	2006	2006
Office Equipment and Vehicles	$215	$207
Accumulated depreciation	(193)	(190)
	22	17
Rawhide Mining Facility	24,135	24,135
Accumulated depreciation and amortization	(24,098)	(24,093)
	37	42
Mining Property Acquisition Costs – El Salvador	4,248	4,248
	4,307	4,307

7.	Closure Fund

The Denton-Rawhide Closure Fund investments of $3,278 at July 31, 2006 (April 30, 2006 - $3,248) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at July 31, 2006 was approximately $3,309 (April 30, 2006 - $3,276).

At July 31, 2006, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these trusts until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)

Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)

By agreement dated March 29, 2006, the Company has superseded an option agreement dated November 14, 2003 to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. Under the terms of the new agreement the Company has prepaid an annual rental fee in the amount of $29 with the option to purchase the parcel for a payment of $971 at any time up to April 1, 2007.

		iii)	The Company maintains an additional 4 exploration licences adjacent to the El Dorado property known as Santa Rita, Guaco, Huaucuco and Pueblos.

iv)

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Under the terms of the agreement, the Company maintains an option to purchase the exploration concession by making advance royalty payments as follows: 50,000 shares upon the March 10, 2006 regulatory approval of the arrangement and 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement respectively: 200,000 on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concession. Title to 100% of the project will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	July 31,	April 30,
	2006	2006
Current assets	$1,282	$814
Property, plant and equipment	37	42
Closure fund	3,278	3,248
Current liabilities	(480)	(415)
Long-term liabilities	(1,842)	(1,849)
Net assets	$2,275	$1,840

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture - continued

The condensed statements of operating income of the Company’s 49% interest are as follows:

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2006	2005

Sales	$1,610	$1,718
Costs and expenses	(970)	(909)

Net income	$640	$809

The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2006	2005

Cash flows provided by operations	$229	$497
Cash flows provided by (used for) investment activities	-	(13)

Net cash flow	$229	$484

ii)

By agreement dated October 28, 2004 between the Company and Kennecott Rawhide Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the closing date which may be later than originally agreed. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

c)	Other Exploration Properties

The Company holds exploration rights on mineral claims in Argentina and Chile which are largely unexplored and undeveloped.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

9.	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,959 at July 31, 2006 (April 30, 2006 - $1,992) of which $1,843 (April 30, 2006 - $1,849) is long-term and $116 (April 30, 2006 - $143) is current. The closure fund (Note 7), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2006
Current	143
Long-term	1,849	1,992
Less: Reclamation expenditures during the period		(33)
Accrued closure costs – July 31, 2006
Current	116
Long-term	1,843	$1,959

10.	Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock options outstanding at that date were combined, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the Grant, and on conditions as may be determined by the Board of Directors.

Current option details are as follows:

	Number of Options

			Weighted Average
	Pre Amalgamation		Exercise Price
	Plans	October 2002 Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2006	959,000	4,267,500	$ 0.60	2006-2010
3 mos. ended July 31, 2006 - granted	-	500,000	$ 0.74	2011
- exercised	(959,000)	-	$ 0.29	2006
Options outstanding at July 31, 2006	-	4,767,500	$ 0.72	2007-2011
Vested as at July 31, 2006	-	4,117,500	$ 0.72	2007-2011

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

10.	Share Capital - Continued

Stock Options – continued

The following table summarizes information about stock options outstanding to directors and employees as at July 31, 2006.

	Exercise Price	Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
April 18, 2007	$ 0.62	1,685,000	1,685,000
July 23, 2008	$ 0.43	130,000	130,000
October 8, 2008	$ 0.85	1,190,000	1,190,000
February 18, 2010	$ 0.75	1,250,000	933,333
January 26, 2008	$ 0.93	12,500	12,500
June 15, 2011	$ 0.74	500,000	166,667
		4,767,500	4,117,500

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumptions used in the pricing model.

Stock-based Compensation Expense :	Three Months Ended
	July 31,	July 31,
	2006	2005
Administrative costs	$106	$63
Exploration costs	11	15
Total stock-based compensation	$117	$78

Black-Scholes Assumptions for option grants during quarter ended July 31, 2006

Date of option grant	June 15, 2006
Average risk free interest rate	4.29%
Average expected option life	4 years
Stock volatility – based on trading history	79.015%
Dividend payments during life of option	none
Total fair value of option granted	$ 226

For information regarding the fair value of previously granted options and the assumptions used in calculating the fair value please refer to the April 30, 2006 annual report.

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except per share amounts
(unaudited)

11.	Gold Forward Sales Contracts – (Metal Prices in U.S. Dollars)

At July 31, 2006, the Company’s gold forward sales position consisted of 1,500 ounces (compared to no forward sales contracts at July 31, 2005) for future delivery of gold at various dates from August to October 2006 at an average price of US$642 per ounce. At July 31, 2006, the Company’s outstanding forward sales contracts had a fair value of $12 calculated using spot prices of $ 635 per ounce for outstanding contracts if the Company were to settle these contracts prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

12.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

13.	Commitments

	a)	Lease Commitments

The Company is committed to payments under operating leases for office premises, office equipment and vehicles described in Note 13 of the audited consolidated financial statements contained in the April 30, 2006 annual report of the Company.

	b)	Sale of Subsidiaries Owning Andacollo Mine Property

The Company entered into an agreement dated September 21, 2005, with an arms-length buyer, to sell 100% of the shares of the Cayman and Chilean subsidiaries that owned the previously written off Andacollo Mine assets for a total price of $5,400. $3,000 of the sale price was received upon signing the agreement. Future payments secured by a promissory note of $2,400 ($1,000 and $1,400 payable by September 20, 2006 and 2007 respectively) will conservatively be recorded when received. The promissory note bears no interest and is secured by a charge over the assets sold.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2006
In thousands of U.S. dollars, except for share amounts
(unaudited)

14.	Segmented Information

	July 31,	April 30,
	2006	2006

Total Assets
Canada	$14,267	$16,392
USA	4,646	4,146
El Salvador	4,439	4,347
Argentina	24	24
Chile	-	-

Total	$23,376	$24,909

Total Property, Plant and Equipment
Canada	$20	$15
USA	39	44
El Salvador	4,248	4,248
Argentina	-	-
Chile	-	-

Total	$4,307	$4,307

	Three Months Ended
	July 31,	July 31,
Revenue, Excluding Interest Income	2006	2005
USA	$1,610	$1,718

Total	$1,610	$1,718

Depreciation, Depletion and Amortization
Canada	$3	$1
USA	5	4
El Salvador	-	-
Argentina	-	-
Chile	-	-

Total	$8	$5

Net Income (Loss)
Canada	$(447)	$(217)
USA	577	726
El Salvador	(2,120)	(1,030)
Argentina	(54)	(5)
Chile	(2)	1,045

Total	$(2,046)	$519

15.	Management Discussion and Analysis of Financial condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim consolidated financial statements is included in the Report to Shareholders dated September 13, 2006.